Form CB
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering) □
Securities Act Rule 802 (Exchange Offer) ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) □
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒
Exchange Act Rule 14e-2(d) (Subject Company Response) □
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) □

TORM A/S
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

TORM PLC
(Name of Person(s) Furnishing Form)

A Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Jacob Meldgaard Executive Director TORM PLC 27 Old Gloucester Street London WC1N 3AX United Kingdom Telephone: +44 203 286 6222
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574‑1200 (telephone number) (212) 480‑8421 (facsimile number)

March 21, 2016
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents
(a) Exhibit 1.1:  TORM plc Listing Prospectus, dated March 21, 2016.
(b) Exhibit 1.2:  TORM plc Exchange Offer Document, datede on March 21, 2016.
(c)  Exhibit 1.3: Letter to Shareholders, dated March 22, 2016.
Item 2.  Informational Legends
The legends required by Rule 802(b) of the Securities Act of 1933, as amended, are included on page 2 of the TORM plc Listing Prospectus, on page 3 of the TORM plc Exchange Offer Document under the heading "Important notices concerning the Exchange Offer—United States" and on page 2 of the Letter to Shareholders.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Exhibit 2.1: TORM A/S Launch Announcement, dated March 21, 2016.
      Exhibit 2.2: TORM plc Launch Announcement, dated March 21, 2016.
      Exhibit 2.3: Press release of TORM plc, dated March 21, 2016, relating to the publication of the Prospectus and Exchange Offer Document.

(2) Not applicable.
(3) Not applicable.
PART III—CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on March 22, 2016.
(2) Not applicable.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jacob Meldgaard
(Signature)

Jacob Meldgaard, Executive Director
(Name and Title)

March 22, 2016
(Date)